Ku6 Media Co., Ltd.
Building 6, Zhengtongchuangyi Centre
No. 18, Xibahe Xili, Chaoyang District,
Beijing 100028, People’s Republic of China

March 14, 2011

Mr. Joseph M. Kempf
Mr. Robert S. Littlepage
Mr. Ajay Koduri
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549
U.S.A.

Re:           Ku6 Media Co., Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed April 30, 2010
File No. 0-51116

Dear Messrs. Kempf, Littlepage and Koduri:

We provide the following response to the comment letter from the Staff of the Securities and Exchange Commission (the “SEC”) dated March 2, 2011 with respect to the Form 20-F for the fiscal year ended December 31, 2009 of Ku6 Media Co., Ltd. (the “Company”), which was filed on April 30, 2010 (the “2009 20-F”).  The italicized paragraphs below restate the numbered paragraphs in the Staff’s comment letter, and the discussion set out below each such paragraph is the Company’s response to the Staff’s comments.

Form 20-F

Item 15. Controls and Procedures, page 99

1.	We note your response to comment 1 from our letter dated December 28, 2010 and we have the following comment.

What is the background of the people involved in your financial reporting?

It is unclear to us how you were able to conclude that your internal control over financial reporting was effective considering that those primarily responsible for the preparation of your books and records and financial statements, i.e. your Chief Financial Officer, Finance Controller, and Reporting Manager, appear to have very limited U.S. GAAP experience.

The Company respectfully advises the Staff that the Company concluded its internal control over financial reporting for the year ended 2009 was effective because it believes that the

Company’s personnel who were primarily responsible for the preparation of its books and records and financial statements have sufficient U.S. GAAP experience.

The Company’s acting Chief Financial Officer (prior to September 2010) graduated with a bachelor’s degree in finance and accounting from Shanghai University in 1994. He had 11 years of experience with KPMG Huazhen Certified Public Accountants before joining Shanda Interactive Entertainment Limited, or Shanda, as finance director. During his years at KPMG Huazhen Certified Public Accountants, he had built up his knowledge and understanding of U.S. GAAP through serving a wide array of clients including the Gillette Company, or Gillette, and General Mills Inc., or General Mills, each being a reporting company in the U.S. He was the manager in charge of the audit under U.S. GAAP of Gillette’s business and operations in China from 1998 to 2005. From 1998 to 2002, he was the manager in charge of the audit under U.S. GAAP of General Mills’ business and operations in China. In addition, during his two years of experience at Shanda before joining the Company as acting Chief Financial Officer, he participated in the initial public offering of Shanda Games Limited and its listing on Nasdaq in 2009, gaining substantial experience in various U.S. GAAP topics such as carve-out accounting, business combination, share based compensation, reorganization under common control, revenue recognition, income taxes, etc.

As further explained below, the Company’s finance controller and reporting manager both had about 5 years of experience at the Big 4 accounting firms and another over 5 years of experience in SEC reporting companies that prepare their financial statements in accordance with U.S. GAAP. The Company’s management believed they had sufficient experience in U.S GAAP  based on the engagements they worked on while at the Big 4 accounting firms and the working experience in companies that report financials in accordance with U.S. GAAP, as well as the ongoing U.S. GAAP related training courses they attend each year.

It is unclear from your response whether any of these individuals attended U.S. institutions or educational programs that have provided relevant education relating to U.S. GAAP or whether any individuals hold professional designations such as Certified Public Accountant in the U.S. Please advise. Additionally:

i.
With regard to your current Chief Financial Officer, please describe in greater detail the external training courses and conferences on U.S. GAAP and SEC rules and regulations that he has attended, including the specific training he receives annually on U.S. GAAP and SEC rules and regulations. In addition, please tell us the specific areas of U.S. GAAP addressed in this training and the duration of such training. Also, explain in detail how your Chief Financial Officer is able to review financial statements that are presented in accordance with U.S. GAAP and take the ultimate responsibility for the financial reporting and the effectiveness of your internal control over financial reporting with most of his experience being primarily obtained while acting as your Chief Financial Officer or as the Chief Financial Officer or director of other companies domiciled within the PRC.

Our current Chief Financial Officer served at three Nasdaq-listed companies as Chief Financial Officer or director before joining the Company. All these companies report their financials based on the U.S. GAAP and had filed in a timely manner all reports required to be filed under the Securities Exchange Act of 1934 (‘‘Exchange Act’’) during his tenure as Chief Financial Officer. The Company’s Chief Financial Officer also attends formal continuing training courses and conferences organized by Deloitte and other professional organizations every year to keep up to date with latest developments in U.S. GAAP and relevant SEC rules and regulations.  In 2010, he attended a half day training course on “Non-GAAP disclosure guidance,” a one day training course on “year end focus list - points for issuers to consider,” a half day training course on “common issues in calculation of EPS,” a half day training course on “purchase price allocation,” and a one day training course on “subsequent events disclosure,” all of which were provided by

Deloitte. In 2009, he attended half day training courses on “2008 AICPA National Conference highlights - MD&A Speeches,” “FAS 167 - Change in the FIN46(R) model,” “Impact of the FSP 157-4 on inactive markets and other-than-temporary impairment,” and “EITF 09-4, Seller accounting for contingent consideration, ” provided by Deloitte.

Given his previous 5 years of working experience as Chief Financial Officer and director in Nasdaq-listed companies that file with the SEC financial reports prepared in accordance with U.S. GAAP and the trainings in U.S. GAAP that he receives each year, the Company believes that its Chief Financial Officer has obtained sufficient experience in U.S. GAAP reporting and knowledge so as to be able to review financial statements that are prepared in accordance with U.S. GAAP and take the ultimate responsibility for the financial reporting and the effectiveness of the Company’s internal control over financial reporting with the assistance of third party professional accounting firm.

ii.
With regard to your Finance Controller and your Reporting Manager, please describe in greater detail the external training courses and conferences on U.S. GAAP and SEC rules and regulations that they have attended, including the specific areas of U.S. GAAP addressed in the training and the duration of such training. Further, please provide us with more specific details of each of their relevant working experience with Big Four accounting firms and U.S. listed companies, including the nature of these engagements, the specific scope of their audit work on the engagements, and explain how it relates to U.S. GAAP.

The Company’s finance controller had about 5 years of working experience with PricewaterhouseCoopers. He served as a senior associate in the Assurance Department of PricewaterhouseCoopers and was in charge of the auditing of several companies seeking initial public offerings (IPO) in the U.S. Most of these companies prepared their financial statements in accordance with U.S. GAAP. In addition, he worked for over 5 years at several companies seeking IPO or already publicly listed in the U.S., including Vimicro International Corporation, a company listed on Nasdaq and reporting financials based on U.S. GAAP.  His primary responsibilities at those companies were to handle special accounting treatments and prepare financial statements based on the U.S. GAAP. He attends formal continuing training courses organized by Deloitte quarterly and conferences organized by other professional organizations at least twice a year. The topics covered in such training courses and conferences include revenue recognition, common issues in the calculation of EPS, business combination, purchase price allocation and entertainment industry related literatures. In addition, he subscribes news from such websites as CFOdirect_Network@cfodirect.com (www.cfodirect.pwc.com) and dbriefsap@deloitte.com (http://www.deloitte.com/view/en_US/us/Insights/Browse-by-Content-Type/dbriefs-webcasts/index.htm) to understand the recent developments of accounting pronouncements or SEC regulations and rules and will perform further study on these new developments.

The Company’s reporting manager had about 5 years of working experience with Deloitte. She served as a senior associate in the Assurance Department of Deloitte and was in charge of the auditing of several companies seeking initial public offerings (IPO) in the U.S. Most of these companies prepared their financial statements in accordance with U.S. GAAP.  In addition, she worked for over 5 years at several companies seeking IPO or already publicly listed in the U.S., including China Finance Online, a company listed on Nasdaq and reporting financials based on U.S. GAAP.  Her primary responsibilities at those companies were to handle special accounting treatments, prepare financial statements and update financial status of the company to the audit committee. She also attends formal continuing training courses organized by Deloitte or PricewaterhouseCoopers quarterly and conferences organized by other professional organizations. The topics covered in such training courses and conferences include revenue recognition, business combination, retrospective accounting policy changes - SEC reporting implications, issues in intangible assets and issues in statement of cash flow, and entertainment industry related literatures. In addition, he subscribes news from CFOdirect_Network@cfodirect.com (www.cfodirect.pwc.com) and dbriefsap@deloitte.com (http://www.deloitte.com/view/en_US/us/Insights/Browse-by-Content-Type/dbriefs-webcasts/index.htm) to understand the recent developments of accounting pronouncements or SEC regulations and rules and will perform further study on these new developments.

In addition, the Company engaged KPMG Huazhen Certified Public Accountants, a third party professional accounting firm, to assist the Company in establishing and maintaining the internal control system and evaluate the effectiveness of such system for the year ended December 31, 2010. The outsourced team of KPMG, whose key members all possess the Certified Internal Auditor qualifications and have extensive experience, assists the Company in preparing all audit plans and evaluating the design and operating effectiveness of the in-scope processes and identifying key controls at the in scope locations. They spent over 3,000 hours in 2010 performing the related consulting services and the total amount of service fees paid to the consulting firm was approximately US$113,000 in connection with the evaluation of internal control over financial reporting for the year ended December 31, 2010.

*           *           *
In connection with responding to the Staff’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact me by fax at (86-10) 5758-6898 or by email at shentony@ku6.com or Mr. James C. Lin of Davis Polk & Wardwell LLP by telephone at (852) 2533-3368, by fax at (852) 2533-1768 or by email at james.lin@davispolk.com.  Thank you very much for your assistance.

Sincerely,

/s/ Tony Shen
Name:
Title:

cc:           James C. Lin, Davis Polk & Wardwell LLP